FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2011

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

PUBLICLY-HELD COMPANY

CORPORATE TAXPAYER’S ID (CNPJ/MF): 47.508.411/0001-56

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON MAY 12, 2011

1.      DATE, TIME AND VENUE: May 12, 2011, at 6:00 p.m., at the Company’s headquarters at Avenida Brigadeiro Luiz Antônio, n.º 3.142, in the city and state of São Paulo.

2.            PRESIDING:  Chairman: Abilio dos Santos Diniz; Secretary: Renata Catelan P. Rodrigues.

3.            CALL NOTICE AND ATTENDANCE: The call notice was made pursuant to Article 15 of the Company’s Bylaws. The majority of sitting members were present.

4.            AGENDA:  (i)  Analysis, discussion and approval of the Quarterly Information Form for the first quarter of 2011; (ii)  Approval of the advanced interim dividend payments for first quarter of 2011, previously approved in the Meeting of the Board of Directors on February 23, 2011, pursuant to the Dividend Distribution Policy Company’s; (iii) Approval of the Resubmission of the Quarterly Information Forms (ITR’s) for fiscal year 2010; and (iv)  Approval of the Resubmission of the Financial Statements for fiscal years 2009 and 2010.

5.            RESOLUTIONS:  Having commenced the meeting, the members of the Board examined the items on the agenda and, by majority of votes:

5.1 Approved, without reservations, the Quarterly Information Form for the first quarter of 2011, together with the Management Report and Independent Auditors’ Report, accompanied by the favorable review of the Fiscal Council.

5.2 Approved the payment of interim dividends, in the total amount of R$22,485,009.09, equivalent to R$0.09 per preferred share and R$0.081818181818 per common share, previously approved in the Meeting of the Board of Director on February 23, 2011, pursuant to the Company’s Dividend Distribution Policy. Payment will be effected on May 27, 2011. Shareholders registered as such on May 19, 2011 will be entitled to receive payment and shares will be traded “ex-dividends” as of May 20, 2011, until the payment date.

5.3 Approved, without reservations, the Resubmission of the Company’s 1st, 2nd and 3rd Quarterly Information Forms (ITRs) for fiscal year 2010, in compliance with CVM Resolution 656/11, which requires said resubmissions to include the adjustments from the adoption of international financial reporting standards (IFRS).

5.4 Approved, without reservations, the Resubmission of the Financial Statements for fiscal years 2009 and 2010, together with the Management Report and Independent Auditors' Report, given Management's intentions of unifying the accounting practices adopted for the Financial Statements filed with the Securities and Exchange Commission (SEC) and the Financial Statements filed with the Brazilian Securities and Exchange Commission (CVM).

APPROVAL AND SIGNING OF THE MINUTES: There being no further matters no further matters to address, the meeting was adjourned for the drafting of these minutes, which were then read, approved and signed by all those present. São Paulo, May 12, 2011. Signatures:  Chairman of the Board – Abilio dos Santos Diniz; Secretary – Renata Catelan P. Rodrigues. Members: Abilio dos Santos Diniz, Ana Maria Falleiros dos Santos Diniz D’Ávila, João Paulo Falleiros dos Santos Diniz, Pedro Paulo Falleiros dos Santos Diniz, Geyze Marchesi Diniz, Antoine Marie Remi Lazars Giscard d’Estaing, Arnaud Strasser, Jean Louis Bourgier, Candido Botelho Bracher, Fabio Schvartsman, Pedro Henrique Chermont de Miranda, Guilherme Affonso Ferreira and Ulisses Kameyama.   This is a free translation of the original drawn up in the Company's records, pursuant to paragraph 3 of Article 130 of Law 6404/76, as amended.

Renata Catelan P. Rodrigues

Secretary

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: May 12, 2011	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Vitor Fagá de Almeida Name: Vitor Fagá de Almeida Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.